Exhibit 99.1

CUIT 30-70496280-7

April 30, 2013

Re: Cash Dividend Payment

The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on the date hereof, the board of directors of the Company, in accordance with the shareholders’ meeting held on April 15, 2013, has agreed to pay cash dividends on May 14, 2013 (or such other date as required by the applicable law of the jurisdictions in which the shares are listed), corresponding to the year ended December 31, 2012, in the amount of Ps. 24,350,198.64, or Ps.0.019615 per share, with a face value of Ps.1.00 being equivalent to 1.9615% of the Company´s capital stock according to its financial statements for the year ended December 31, 2012.

The Company will deduct from such cash dividends the amount paid by the Company in respect of the Personal Asset Tax (pursuant to the unnumbered section following section 25 of Law No. 23,966, as amended) for the year ended December 31, 2012.

The payment of such dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Buenos Aires, during the hours between 10:00 am and 3:00 pm (Argentina Std. Time (GMT-3)). Such payments will be made in compliance with Section 90 of the Bolsa de Comercio de Buenos Aires listing requirements.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, the depositary bank, on the date that is determined by the applicable rules of the jurisdiction in which such ADRs are listed.

Jose Luis Gentile
Authorized Representative